March 20, 2025

Howard Robin
Chief Executive Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

       Re: Nektar Therapeutics
           Draft Registration Statement on Form S-3
           Submitted March 14, 2025
           CIK No. 0000906709
Dear Howard Robin:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement no later than two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Justin Platt